FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-43

RECEIVED
2004 OCT 21 P 2:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-3929

SUPPL

NEWS RELEASE

October 20, 2004

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

The following is an update on the Company's activities:

Trenching has begun on the Mingan Titanium Option, in an area west of the lake, on a newly discovered outcrop of massive hemoilmenite. This outcrop lies on the south flank of a large residual gravity anomaly, not previously drilled, measuring some 300 metres by 250 metres, and extending off the survey grid to the west. Trenching will also be carried out over the previously drill tested areas to the east, which themselves are characterized by similar, but smaller residual anomalies on the order of 100 metres by 75 metres in size.

The Company also wishes to announce that Ressources Appalaches Ltee. has relinquished its option on the Company's 100% owned Lac Mechant nickel copper cobalt prospect located 40 km NE of Sept Iles, Quebec. No diamond drilling was done on the prospect by Appalaches and the Company considers that its potential remains untested.

ON BEHALF OF THE BOARD

"Peter H. Smith", President

PROCESSED
NOV 01 2004
THOMSON FINANCIAL

Sc

For further information, please contact: Peter H. Smith, P.Eng. President, at 514-481-3172

The Toronto Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

dlw 10/28